Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Independent Registered Public Accounting Firm" in this Registration Statement (Form N-2) and related Prospectus of Trinity Capital Inc. for the registration of its 6.00% Convertible Notes due 2025 and shares of common stock issuable upon conversion thereof by the selling securityholders.

We also consent to the incorporation by reference therein of our report dated March 4, 2021 with respect to the consolidated financial statements of Trinity Capital Inc. as of December 31, 2020 and 2019, and for the year ended December 31, 2020 and for the period August 12, 2019 (date of inception) to December 31, 2019, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

May 17, 2021